EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102
ITEM 1	Name and Address of Company

TransAlta Corporation (the “Company”) 110 – 12th Avenue S.W. Calgary, Alberta T2R 0G7

ITEM 2	Date of Material Change

March 22, 2019

ITEM 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Cision by PR Newswire on March 25, 2019, a copy of which was filed on SEDAR on March 25, 2019 and is available under the Company’s profile at www.sedar.com.

ITEM 4	Summary of Material Change

On March 25, 2019, the Company announced that it had entered into a definitive investment agreement dated as of March 22, 2019 (the “Investment Agreement”) whereby Brookfield BRP Holdings (Canada) Inc. or affiliates of Brookfield Renewable Partners L.P. (“Brookfield”) will invest $750 million in the Company, with the first tranche of $350 million being invested in exchange for Exchangeable Debentures (as defined below) of the Company and the second tranche of $400 million will be invested in exchange for a new series of Redeemable Preferred Shares (as defined below) of the Company.

A copy of the Investment Agreement, including schedules thereto, was filed on SEDAR on March 25, 2019 and is available under the Company’s profile at www.sedar.com.

ITEM 5	Full Description of Material Change

5.1 – The Investment

Pursuant to the Investment Agreement, Brookfield will invest $750 million (the “Investment”) in the Company, with the first tranche of $350 million (the “2019 Tranche”) to be invested on a closing date (the “Initial Funding Date”) anticipated to occur three business days after the Company’s 2019 annual and special meeting of shareholders (the “Meeting”) in exchange for exchangeable, unsecured, subordinated debentures (the “Exchangeable Debentures”), and the remaining $400 million (the “2020 Tranche”) to be invested on October 30, 2020 (the “Second Funding Date”) in exchange for a new series of redeemable, retractable series I first preferred shares (the “Redeemable Preferred Shares” and, together with the Exchangeable Debentures, the “Exchangeable Securities”).

Under the terms of the Investment Agreement, the Exchangeable Securities will be exchangeable by Brookfield into an equity ownership interest in an entity to be formed that will hold the Company’s Alberta Hydro Assets (as defined below) in the future at a value calculated based on a multiple of 13 times the Hydro Assets’ future EBITDA (subject to certain adjustments, including a reduction for annual sustaining capital expenditures and for a tax deficiency pertaining to tax pools).

The Company will use $500 million from the Investment to fund the Company’s coal-to-gas conversion strategy as well as to fund existing and new growth projects and for general corporate purposes. Up to $250 million will be returned to shareholders by the Company through a substantial issuer bid or normal course issuer bids over three years following the Initial Funding Date.

In connection with the Investment, Brookfield has committed to purchase common shares of the Company (the “Common Shares”) on the open market over 24 months following the Initial Funding Date to bring its total share ownership to not less than 9% from approximately 4.9% today, subject to certain exceptions and provided that Brookfield is not obliged to purchase Common Shares at a price greater than $10 per share. As part of the Investment, the Company will include two experienced Brookfield nominees, Harry Goldgut and Richard Legault, on its slate of directors for election at the Meeting. The Company also announced that Robert C. Flexon, the former Chief Executive Officer of Dynegy Inc., will also stand for election at the Meeting.

The Investment, combined with the Company’s internally generated cash flows, will allow the Company to advance its coal-to-gas conversion strategy, continue to grow, return some capital to shareholders, and meet its target of repaying the $400 million medium term notes due in November 2020. The Investment also recognizes the future value of the Company’s Hydro Assets by valuing such assets based on the higher cash flows expected to be generated following expiry of the Alberta power purchase arrangements in 2020, while still allowing the Company to maintain a majority ownership position in the Hydro Assets and future anticipated upside for the Company and its shareholders.

RBC Global Asset Management Inc., the Company’s largest shareholder holding approximately 12.4% of the outstanding Common Shares, is supportive of the strategic Investment and has committed to supporting the Company’s slate of director nominees at the upcoming Meeting.

In concluding that the Investment is in the best interests of the Company and its shareholders, the Board of Directors of the Company received the recommendation of its independent special committee formed to evaluate and oversee the negotiations of the transaction and the analysis and advice from its financial advisor, CIBC World Markets Inc. and its legal advisor.

Additional details concerning the terms and conditions of the Investment are set out below. The following is only a summary of the key terms and conditions of the Investment Agreement, a copy of which has been filed under the Company’s profile on SEDAR at www.sedar.com. In the event of any conflict between the provisions thereof and this summary, the provisions of the Investment Agreement on SEDAR will govern. Readers are urged to read the Investment Agreement carefully.

5.1.1 – The Exchangeable Securities

The Redeemable Preferred Shares have a perpetual term and will rank pari passu to all existing series of first preferred shares of the Company with respect to dividends and liquidation preferences. The Redeemable Preferred Shares are entitled to a 7% cumulative dividend payable quarterly in cash.

The Exchangeable Debentures have a 20-year term starting on the Initial Funding Date, are unsecured and will rank subordinate to all existing and future secured senior and unsecured indebtedness of the Company. The Exchangeable Debentures will accrue interest at 7% per annum from the Initial Funding Date, payable quarterly in cash in arrears.

Under the Investment Agreement, redemption of the Exchangeable Securities will be satisfied through the Hydro Equity Interest (as defined below), or in some cases cash, based on their redemption price. The redemption price payable is equal to (i) in the case of the Redeemable Preferred Shares, the subscription price paid by Brookfield together with all accrued but unpaid dividends thereon and (ii) in the case of the Exchangeable Debentures, at a redemption price equal to 100% of the principal amount of such Exchangeable Debentures plus accrued and unpaid interest thereon (the “Redemption Price”). Upon the occurrence of an Optional Redemption, as defined and described below, or a Cash Acceleration Event, as defined and described below, the Company will pay the Redemption Price in cash (the “Cash Redemption Amount”).

Except in the case of an Optional Redemption by the Company or a Cash Acceleration Event, as described below, the Exchangeable Securities will be exchangeable into interests (the “Hydro Equity Interest”) in the equity (the “Hydro Equity”) of a special purpose vehicle (the “Hydro Assets Owner”) to be formed by the Company pursuant to the Hydro Assets Reorganization (as defined and described below). At any time after December 31, 2024, Brookfield will be entitled to exchange all, but not less than all, of the Exchangeable Securities requiring the Company to redeem or exchange all of the Exchangeable Securities held by Brookfield (minus the number of Exchangeable Securities that have been redeemed pursuant to an Optional Redemption) (the “Exchange Right”).

Prior to any Optional Redemption by the Company, the exercise of the Exchange Right or the occurrence of an Equity Acceleration Event, as defined and described below, will entitle Brookfield to receive that percentage of a Hydro Equity Interest that is equal to the aggregate Redemption Price for all Exchangeable Securities issued to Brookfield divided by the tax affected equity value of the Hydro Assets Owner, as further described in the Investment Agreement (the “Equity Redemption Amount”). The maximum Hydro Equity Interest issuable to Brookfield upon the exercise of the Exchange Right is 49% of the total Hydro Equity. The balance of the redemption price will be paid by the Company in cash.

If, at the time the Exchange Right is exercised (including, for clarity, in connection with a Permitted Hydro Assets Sale, as defined and described below, or an Equity Acceleration Event resulting from the breach of the covenant to complete the Hydro Assets Reorganization), the Equity Redemption Amount is insufficient to permit Brookfield to acquire 49% of the Hydro Equity, Brookfield has a one-time top-up option, exercisable until December 31, 2028, to acquire an additional amount of Hydro Equity. As long as Brookfield holds at least 8.5% of the issued and outstanding Common Shares, Brookfield may purchase: (i) if the 20-day volume weighted average price (“VWAP”) of the Common Shares is not less than $14, up to an additional 10% of Hydro Equity, to a maximum interest of 49% of the Hydro Equity; or (ii) if the 20-day VWAP of the Common Shares is not less than $17, the additional percentage required that would bring Brookfield’s ownership level up to but not exceeding 49% of the Hydro Equity. If the Exchange Right is exercised and the Equity Redemption Amount is insufficient to permit Brookfield to acquire at least 25% of the Hydro Equity, Brookfield will have an option to acquire that additional percentage of Hydro Equity that would result in Brookfield having 25% of the Hydro Equity upon payment in cash. If Brookfield exercises its top-up option, the cash amount payable by Brookfield is calculated as the same price as in the case of an exchange for the Hydro Equity Interest, however, in such a case, the price is based on the equity value of the Hydro Assets Owner without any reduction for the tax deficiency value associated with certain tax pools. Exercise of this top-up option triggers a lock-up obligation of Brookfield (on the same terms as the Lock-Up obligation described below) for a further period of 18 months following its exercise.

At any time after December 31, 2028, the Company may redeem the Exchangeable Securities, in whole or in part, at the Redemption Price (the “Optional Redemption”) provided that the minimum proceeds to Brookfield for each such redemption (other than the final redemption) may not be less than $100,000,000 and further provided that all Exchangeable Securities must be redeemed by the Company within 36 months of the date of the first Optional Redemption.

The Investment Agreement also provides for certain acceleration events (the “Acceleration Events”). In the event of bankruptcy, a breach of a certain material covenants by the Company or if a material adverse effect occurs after the Initial Funding Date and prior to the Second Funding Date (each, an “Equity Acceleration Event”), Brookfield will be entitled to give notice and will be entitled to the Equity Redemption Amount. If an Equity Acceleration Event occurs prior to December 31, 2024, a true-up payment will be made by Brookfield to the Company or by the Company to Brookfield to account for the difference between $1.95 billion and the tax affected value of the Hydro Equity Interest calculated as of a date (to be determined by Brookfield) within the period commencing January 1, 2025 and ending December 31, 2027. Any difference in favour of Brookfield between the true-up value and the value of the Hydro Equity Interest issued to Brookfield is to be satisfied by delivery of additional Hydro Equity. If the Company does not obtain the requisite regulatory approvals for the exchange for Hydro Equity contemplated by the Exchange Right or the Equity Redemption Amount or a final order is made which enjoins the closing of the 2020 Tranche or the completion of the Exchange Right (the “Cash Acceleration Event”), then Brookfield will be entitled to the Cash Redemption Amount.

5.1.2 – Reorganization and Hydro Assets

The Investment Agreement provides that the Company will use commercially reasonable efforts to effect a reorganization of the corporate structure, capital structure, business operations and assets of the Company or any of its subsidiaries (the “Hydro Assets Reorganization”) that is an owner of the Alberta hydro generation facilities described in the Investment Agreement (the “Hydro Assets”) and to obtain the required regulatory approvals necessary to transfer the Hydro Assets to the Hydro Assets Owner. The Hydro Assets Reorganization must occur as reasonably practicable following the earlier of: (i) occurrence of an Acceleration Event and (ii) June 30, 2020, subject to an extension to October 30, 2020 if the Company has not yet obtained the required regulatory approvals.

The Investment Agreement also provides for a mutual covenant to cooperate and negotiate, prior to the Initial Funding Date, a governance agreement governing the parties’ rights and obligations with respect to the Hydro Assets Owner that is to own the Hydro Assets (the “Governance Agreement”). The key terms to be included in the Governance Agreement are appended to the Investment Agreement and are summarized below.

The Company has agreed to, for a period of six years following the Initial Funding Date, establish an operating committee for the Hydro Assets that will consist of two persons employed by Brookfield or an affiliate thereof, having expertise in managing hydro facilities, and two representatives of the Company. The committee will advise management of the Company on optimizing the operations and maximizing the value of the Hydro Assets. Brookfield will be paid a management fee of $1.5 million per year for six years for its work on the committee. The Company may, at its option, extend the term of this committee for an additional two years for the same annual management fee.

5.1.3 – Additional Key Terms

Upon entering into the Investment Agreement, the Company paid a non-refundable structuring fee of 1% ($7.5 million) of the Investment to Brookfield. An additional commitment fee of 2% ($15 million) of the Investment (the “Commitment Fee”) will be payable by the Company upon receipt of the 2019 Tranche. The Commitment Fee will be netted against the 2019 Tranche, unless the Company elects not to proceed with the Investment in accordance with the termination right described below, in which case the Commitment Fee will be payable upon such termination.

The Investment Agreement contains customary representations, warranties and covenants made by the Company and Brookfield. The Company made various covenants relating to the financial health of the Company, the Hydro Assets and the business of the Hydro Assets, as well as a covenant to maintain the priority of the Exchangeable Securities and a covenant to continue to pay the principal and interest on the Exchangeable Debentures and the dividend on the Redeemable Preferred Shares.

The Company has covenanted that it will provide Brookfield with reports and notices relating to the Hydro Assets, material adverse effects, communications of interested parties whose consent is required to complete the transactions contemplated under the Investment

Agreement, and material filings or proceedings against the Company related to the Investment Agreement and the Registration Rights Agreement (as defined below) (together, the “Transaction Agreements”), as described below. Additionally, the Company has undertaken to use commercially reasonable efforts to obtain any required consents, to act consistently with the Transaction Agreements, as described below, and to repay its 5% medium term notes when due in November 2020.

Brookfield will be entitled to terminate the Investment Agreement prior to the Initial Funding Date if the Company does not satisfy, or Brookfield does not waive, the conditions precedent to the initial funding or if a material adverse effect occurs. Upon such a termination, Brookfield will be entitled to the Commitment Fee. The closing of each tranche of the Investment is subject to customary conditions precedent, including the delivery of the Exchangeable Securities, compliance with the covenants in the Investment Agreement in all material respects, the representations and warranties being true and correct to a material adverse effect standard, no law making the consummation of the Investment illegal, no governmental entity having commenced an action to enjoin the Investment, and no material adverse effect having occurred during the relevant period.

Upon completion of the Hydro Assets Reorganization and until the Exchange Right is exercised or an Equity Acceleration Event occurs, the Company is permitted to divest up to 51% of the Hydro Assets (a “Permitted Hydro Assets Sale”) subject to the requirement that the Company give prior notice to Brookfield and that the proposed purchaser (who must be acceptable to Brookfield, acting reasonably, based on the purchaser’s experience with hydro and creditworthiness) agrees to assume the obligations of the Company under the Investment Agreement and enter into a governance agreement on substantially the same terms as the Governance Agreement.

The Investment Agreement provides for a mutual covenant to cooperate and negotiate the Company’s articles of amendment in respect of the Redeemable Preferred Shares, which are to include the principal terms, covenants and conditions set forth in Schedule A to the Investment Agreement.

The Investment Agreement provides for a mutual covenant to cooperate and negotiate a registration rights agreement (the “Registration Rights Agreement”) on customary terms, pursuant to which the Company will provide Brookfield with registration rights for the resale of the Common Shares that are held by Brookfield. If the Common Shares to be registered are freely tradeable upon their resale in both Canada and the United States, then Brookfield will pay all costs incurred by the Company to effect the registration. The Registration Rights Agreement is to be entered into by the parties on the Initial Funding Date.

The Investment Agreement contains customary lock-up provisions that restrict Brookfield or its affiliates’ ability to transfer the Common Shares during a period that commences on the Initial Funding Date and terminates on December 31, 2023 (the “Lock-Up”). The Lock-Up contains customary exceptions, including an exception for transfers of Common Shares by investment funds managed by or affiliated with Brookfield Asset Management, Inc. undertaken in accordance with the investment funds’ fund requirements. For purposes of the Investment Agreement, the term “affiliate” does not include any affiliates of Brookfield that operate behind an information wall.

The Investment Agreement contemplates that the Exchangeable Securities will be a long-term investment and therefore may not be transferred except by Brookfield to one of its affiliates. Brookfield has agreed to be the sole representative of all of its permitted transferees for the purpose of the Investment Agreement.

The Investment Agreement includes customary standstill commitments by Brookfield (the “Standstill”), with customary exceptions, which will be in effect for three years starting from the Initial Funding Date (the “Standstill Period”). Among other things, the Standstill prohibits Brookfield from acquiring an ownership interest in the Company above 19.9%. During the Standstill Period, Brookfield has also agreed that it will: (i) vote in favour of each director nominated by the board of directors of the Company (the “Board”); (ii) vote against any shareholder nomination for directors that is not approved by the Board; (iii) vote against any proposal or resolution to remove any Board member; and (iv) vote in accordance with any recommendations by the Board on all other proposals. Certain Standstill provisions extend beyond the Standstill Period so long as Brookfield has nominees on the Board.

Brookfield has covenanted to purchase Common Shares in the secondary market over a 24-month period following the Initial Funding Date in order to beneficially own not less than 9% of the Common Shares (the “Follow-On”). The calculation of the 24-month share purchase period excludes any days during which Brookfield is subject to a restriction on buying shares under applicable securities laws or Company policies (or during periods when the covenant is suspended, as described below). Brookfield will not be obliged to purchase Common Shares at a price in excess of $10 per share.

If Brookfield’s director nominees are not elected to the Board at the Meeting, or any subsequent annual meeting of shareholders of the Company, or if an Equity Acceleration Event occurs, Brookfield’s obligations under the Standstill, Lock-Up and Follow-On will be suspended until the date that both of its director nominees (or replacement director nominees) are elected or appointed to the Board.

If two or more directors (excluding Brookfield’s nominees to the Board) are elected as directors at the Meeting who are not among the Company’s director nominees recommended in the Company’s proxy circular for election to the Board at the Meeting, then the Company may elect to delay the 2019 Tranche to a date that is not later than the 30th day following the date of the Meeting. If the Company elects to delay the 2019 Tranche and subsequently determines to proceed with the Investment, it must provide notice to Brookfield and upon delivery of such notice, the Initial Funding Date shall occur on the earlier of (x) the third business day following the date of delivery of such notice and (y) the date that is 30 days following the date of the Meeting. If the Company elects not to proceed with the 2019 Tranche, it must provide notice to Brookfield and, upon payment to Brookfield of the Commitment Fee, the Investment Agreement will automatically terminate and neither party will have any liability or obligations to the other party under such agreement.

5.2 Hydro Assets Owner Management and Governance

The key terms to be reflected in the Governance Agreement to be agreed upon by the Company and Brookfield with respect to the Hydro Assets Owner are set out in Schedule B to the Investment Agreement and are summarized below. The following is only a summary and in the event of any conflict between the provisions thereof and this summary, the provisions of the Investment Agreement and the schedules thereto on SEDAR will govern. Readers are urged to read the Investment Agreement carefully.

The Governance Agreement will govern the rights and obligations of the parties (the “SPV Owners”) with respect to their interest in the Hydro Assets Owner upon Brookfield’s exchange of the Exchangeable Securities for an interest in the Hydro Assets Owner.

5.2.1 – Governance

The Governance Agreement is expected to provide that if Brookfield owns at least 33⅓% of the Hydro Equity, then the SPV Owners will each be entitled to nominate two directors to the board of the general partner of the Hydro Assets Owner (the “SPV Board”). If Brookfield owns less than 33⅓% of the Hydro Equity, then the Company will be entitled to nominate three directors and Brookfield will be entitled to nominate two directors to the SPV Board.

The powers of the SPV Board to manage and supervise the affairs of the Hydro Assets Owner will be removed and vested into the SPV Owners who will be represented by representatives on a to be established management committee (the “Representatives”). As long as Brookfield owns at least 33⅓% of the Hydro Equity, then the SPV Owners will each be entitled to nominate two Representatives. If Brookfield owns less than 33⅓% of the Hydro Equity, then the Company will be entitled to nominate three Representatives and Brookfield will be entitled to nominate two Representatives. The voting power at meetings of the management committee will be commensurate with the ownership percentage of the Hydro Equity held by the SPV Owners and not based on the number of Representatives.

The Hydro Assets Owner’s management committee will declare cash distributions equal to 100% of all distributable cash allocated based on the SPV Owner’s ownership percentage of the Hydro Equity less sums required for budgeted expenditures.

The Governance Agreement will contain a number of matters that will require the approval of each SPV Owner that holds at least 25% of the Hydro Equity. Refer to Schedule B of the Investment Agreement for a list of these extraordinary approval matters.

5.2.2 – Additional Key Terms

The Governance Agreement contemplates that the Hydro Assets Owner will enter into agreements with the Company, or affiliates thereof, to provide certain services for the Hydro Assets Owner.

The SPV Owners will be prohibited from transferring Hydro Equity except for: (i) transfers to affiliates; and (ii) transfers to qualified third parties, subject to a right of first offer in favour of the other SPV Owner. In addition, if the Company elects to sell all of its Hydro Equity to a third party, then Brookfield may, at its option, exercise customary tag along rights but only if Brookfield owns less than 25% of the Hydro Equity.

Between January 1, 2030 and December 31, 2033, if Brookfield’s Hydro Equity Interest is less than 25% of the total Hydro Equity, Brookfield will, on notice to the Company, have a right to put all (but not less than all) of its Hydro Equity Interest to the Company for cash at a price equal to the tax affected equity value of the Hydro Equity Interest at that time. The Company will have 36 months to pay the purchase price. Prior to exercising this put right, Brookfield must have complied with the right of first offer in respect of the entirety of its Hydro Equity Interest and attempted to sell its entire Hydro Equity Interest to a third party.

The Governance Agreement is expected to contain provisions addressing certain defaults by an SPV Owner, such as failures to make a capital contribution when due, failures to provide its share of credit support, and certain other material and continuing defaults under the Governance Agreement, in which case the defaulting SPV Owner will lose its distribution rights during the period of default. The Hydro Assets Owner may also offer for sale sufficient Hydro Equity held by the defaulting SPV Owner to satisfy the obligations of the defaulting SPV Owner, in each case, to the non-defaulting SPV Owner with the price to be paid at a 5% discount to fair value.

The Governance Agreement will terminate on the earlier of when: (i) the agreement is terminated through written consent of all SPV Owners; and (ii) the Hydro Assets Owner is dissolved in accordance with the terms of the Governance Agreement or applicable law.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

For further information, please contact:

Kerry O’Reilly Wilks Chief Legal & Compliance Officer Telephone: (403) 267.7110

ITEM 9	Date of Report

March 26, 2019
Forward Looking Disclaimer
This Material Change Report includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.
In particular, this Material Change Report contains forward-looking statements including, but not limited to, statements relating to the strategic Investment by and partnership with Brookfield, or its affiliated entities; the timing and probability for completing the proposed Investment; the expected benefits to the Company and its shareholders following the completion of the Investment; the Company’s future ownership levels in or level of control over the Alberta hydro assets; the anticipated timing, costs and benefits of TransAlta’s coal-to-gas conversion strategy; the timing, terms and probability of returning capital to shareholders; the ongoing objectives and strategies of the Company, including as it pertains to reducing debt, growing the renewables business, maintaining, realizing and maximizing the value of the hydro assets and converting coal-fired units to natural gas fired units; Brookfield increasing and maintaining its share ownership in the Company; the appointment of two Brookfield nominees and Mr. Robert Flexon to the Board of Directors of the Company at the 2019 Meeting and the expected benefits to be realized from such appointments or any replacement directors; the use of proceeds from the Investment, including directing $350 million to advance the Company’s coal to gas transition strategy and up to $250 million to buy back shares; the expected higher cash flow and anticipated adjusted EBITDA to be generated by the Alberta Hydro Assets following expiry of the power purchase arrangement in 2020 or upon conversion of the Exchangeable Securities; the expected benefits of Brookfield being a cornerstone shareholder; the Company’s ongoing objectives, strategies and outlook for 2019 and subsequent periods; changes to our relationship with or the ownership of securities by Brookfield or its affiliates or other shareholders; legislative, regulatory and political uncertainty in the jurisdictions in which we operate; and the filing and mailing date of the Management Proxy Circular, the date of the 2019 Meeting and its outcome. The forward-looking statements contained in this Material Change Report are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws, including any tax and regulatory changes in the markets in which we operate; the anticipated structure and framework of an Alberta capacity market in the future; no material adverse impacts to the investment, securities and credit markets; assumptions referenced in our 2019 guidance; the closing of the Investment occurring following the Meeting and the outcome of the 2019 Meeting; our Alberta hydro assets achieving their anticipated value, cash flows and EBITDA once the applicable power purchase arrangement has expired; no material decline in the dividends expected to be received from TransAlta Renewables Inc.; the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the expected Alberta capacity market; assumptions regarding our current strategy and priorities, including as it pertains to our coal-to-gas conversions, growing TransAlta Renewables Inc., maintaining and realizing the value of our hydro assets and being able to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta Hydro Assets once the applicable power purchase arrangement has expired; and assumptions relating to the completion of the strategic partnership with and Investment by Brookfield and proposed substantial or normal course issuer bids.
The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s annual information form dated as of February 26, 2019. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Material Change Report include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; risks to our ability to close the Investment by Brookfield, including the Company exercising its rights to terminate the transaction following the 2019 Meeting; and the failure of the conditions precedent to the investment to be satisfied; potential legal disputes or proceedings, including as it pertains to the Investment; the inability to complete the share buy-backs within the timeline or on the terms anticipated or at all, including the conditions to any bid, any bid not having the effects or benefits anticipated, the extent to which shareholders tender shares to any bid and the price or prices at which any shares are tendered; risks associated with the calculation of the Hydro Assets’ EBITDA, including non-financial measures included in the calculation of the Hydro Assets’ EBITDA, for purposes of valuing the Investment and upon the exchange of Exchangeable Securities; the anticipated benefits of the hydro assets operating committee not materializing; the timing and value of Brookfield’s exchange of Exchangeable Securities and the amount of equity interest in the Hydro Assets resulting therefrom, including as a result of the top-up option; risks associated with the impact of the Investment on the Company’s shareholders and debtholders or its credit ratings; the Company’s inability to redeem the Exchangeable Securities after December 31, 2028 due to changing circumstances or otherwise; the costs of the Investment exceeding its anticipated value; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyber-attacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; changes to our relationship with, or the securities ownership held by, Brookfield or its affiliates or other shareholders; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions.
Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company’s expectations only as of the date hereof. The forward-looking statements included in this Material Change Report are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected results or events will be achieved.
Certain financial information contained in this Material Change Report, including EBITDA, may not be standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. For further information on the calculation of EBITDA in respect of the Investment and how it is calculated with regard to the Exchangeable Securities, reference should be made to the Investment Agreement, which has been filed with the Canadian securities regulators on www.sedar.com and furnished with the Securities and Exchange Commission on www.sec.gov.